November 15, 2005

Via Edgar and U.S. Mail

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Hawk Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Quarter Ended March 31, 2005
Form 10-Q for the Quarter Ended June 30, 2005

Dear Ms. Cvrkel,

Please find below Hawk Corporation’s responses to the comments of the staff of the Securities and Exchange Commission contained in your letter to me dated November 1, 2005. The responses to your comments follow and are numbered to correspond to the numbered paragraphs in your letter. For convenience, we have included the full text of each of your comments in our response below. As indicated below, we have implemented the responses to your comment numbers 4 and 5 in our Form 10-Q for the quarter ended September 30, 2005, which was filed with the SEC on November 14, 2005.

Form 10-K for the Fiscal year Ended December 31, 2004

Note 8. Employee Stock Options, page 50

1. Reference is made to the last paragraph on page 50 with respect to your offer to your employees to cancel stock options with an exercise price greater than $6.00 per share in exchange for new options to be granted on January 30, 2004. Please clarify for us and revise future filings to disclose the date of when such options were actually cancelled and whether the grant of the new option awards was more than 6 months from the date of cancellation. Also, tell us and disclose the formula for determining the number of replacement options, and whether the terms and conditions of the new stock option awards remained the same as the cancelled stock options. If the terms and conditions of the stock options changed, please describe the changes and whether such changes resulted in any accounting consequence. If no accounting was required, please explain why.

RESPONSE

We cancelled stock options with an exercise price greater than $6.00 per share on July 29, 2003 in exchange for new options that were granted on January 30, 2004, which was more than six months subsequent to the cancellation date. The formula for determining the number of replacement options depended on the exercise price at which the cancelled options were granted. Cancelled options with an exercise price per share between $6.00 and $16.99 were replaced with new options equal to the number of options tendered for cancellation by the employee. Cancelled options with an exercise price per share of $17.00 or greater were replaced with new options equal to 90% of the total number of options tendered for cancellation by the employee. Other than the price, the terms and conditions of the replacement options, including vesting schedules, remained identical to the cancelled options.

In applicable future filings, we intend to include disclosure such as the following which describes the accounting rules that we believe support our accounting treatment of the stock options:

200 PUBLIC SQUARE ■ SUITE 1500 ■ CLEVELAND, OHIO 44114-2301 ■ (216) 861-3553 ■ FAX (216) 861-4546

On July 29, 2003 the Company cancelled stock options outstanding which had an original exercise price greater than $6.00 per share, granted to employees who were not members of the Board of Directors and who had tendered such options for cancellation. On January 30, 2004 the Company granted new options to those employees based on the January 29, 2004 closing price of the Company’s common stock as reported by the American Stock Exchange. During the period that the stock options were cancelled and new options were granted, in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, the Company elected to continue applying the provisions of Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for its stock-based compensation plans. Under the provisions of APB 25 and its related interpretations, this transaction is not required to be treated as a modification that would require variable plan accounting because the optionees were at risk for changes in the market price of the underlying stock for at least a six month period, no other arrangement existed to compensate the optionees for increases in the market value of the stock during the period between the cancellation and the grant date of the new options, and the new options were granted with an exercise price that equaled the fair market value of the stock on the date of grant. The options that were cancelled with an exercise price between $6.00 and $16.99 were replaced with new options equal to the number of options tendered for cancellation by the optionee. The options that were cancelled with an exercise price of $17.00 or greater were replaced with new options equal to 90% of the total number of options tendered for cancellation by the optionee. For those options that were cancelled and for which a lesser number of new options were granted, the number of new options was not determined by a formula that was either directly or indirectly linked to changes in the market price of the underlying stock. All of the other terms and conditions of the new options, including vesting schedules, remained the same as the cancelled options.

As of December 31, 2003, 268,850 options had been forfeited and as a result, are included in the caption forfeited or expired and in shares available for future grant in the above table for the period ended December 31, 2003. On January 30, 2004, 254,630 options were granted at an exercise price of $5.05 per share.

Based on the above, the Company believes that fixed accounting continues to apply and consider the cancelled and new options to be sufficiently separated and, therefore, permitted to be accounted for independently under the provisions of APB 25 and its related interpretations.

For the information of the staff, all the requested information regarding the exchange of employee stock options is contained in our Schedule TO and the exhibits thereto filed with the SEC on June 27, 2003 and our Amendment No. 1 to Schedule TO filed with the SEC on July 31, 2003.

Note 13. Related Parties, page 58

2. Please explain in further detail how the forgiveness of the shareholder notes and the payment of the related taxes were accounted for in your financial statements. Also tell us where (i.e. line item caption) the forgiveness of the shareholders notes and payment of the related taxes were recorded in your statements of operations and why such treatment was appropriate. Please revise your disclosures in future filings accordingly.

RESPONSE

The forgiveness of the shareholder notes that were originally issued in connection with one of our acquisitions in June 1995 has been accounted for, along with the associated taxes, in “Selling, technical and administrative expenses” which is a line item in our Consolidated Statements of Income. The forgiveness of the shareholder notes was approved by the compensation committee of our board of directors based on the achievement of certain operating targets. Because the note forgiveness and associated taxes resulted in compensation expense for two of our senior executive officers, we believe that classifying these expenses in “Selling, technical and administrative expenses” is the appropriate presentation. The classification is consistent with how we report all other compensation expense for these two senior executive officers.

In applicable future filings, we will revise the note captioned “Related Parties” to explain in additional detail how the forgiveness of the shareholders notes and the associated taxes are accounted for in our financial statements. We intend to include disclosure such as the following:

    In July 1995, two of the Company’s senior executive officers were issued interest-bearing notes by the Company in the amount of $1,604, enabling them to repay certain indebtedness incurred by them with respect to an acquisition. The notes bore interest at the prime rate. The notes were due and payable on July 1, 2005. In May 1998, $604 of the principal balance of the notes was repaid by the senior executive officers. On January 30, 2004, the compensation committee of the Company’s Board of Directors approved the forgiveness of the shareholder notes of these two senior executive officers by July 1, 2005 if specific operating targets were achieved. As a result of the achievement of those targets, the compensation committee forgave $400 in shareholder notes as of March 31, 2004. In addition, the Board of Directors awarded
$332 to the senior executive officers to pay the taxes associated with the forgiveness of this portion of their debt. The remaining $600 of the shareholder notes was forgiven by the compensation committee of the Company’s Board of Directors as of March 31, 2005 based on the achievement of similar specified operating targets. In addition, the Board of Directors awarded $500 to the senior executive officers to pay the taxes associated with the forgiveness of this portion of their debt. As of December 31, 2005, there are no shareholder notes outstanding. The forgiveness of the shareholder notes and the associated taxes were reported as compensation expense and included in Selling, technical and administrative expenses in the Company’s Consolidated Statement of Income.

Other

3. In future filings, please revise to include the audited financial statement schedules required by Rule 5-04 of Regulation S-X with respect to any material inventory, receivable or other valuation accounts included in your balance sheets.

RESPONSE

In applicable future filings, beginning with our Form 10-K for the year ending December 31, 2005, we will include valuation accounts in our audited financial statement schedule for slow moving and obsolete inventory and doubtful accounts receivable. To the extent there are any other material valuation accounts, we will also include them in the schedule.

Form 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005

Management’s Discussion and Analysis

4. Reference is made to your usage of the Non-GAAP measure “Income from operations before restructuring and loan forgiveness costs,” and related disclosure which states “management believes that these financial measures are useful to investors because they exclude transactions of an unusual nature…” Please note that Item 10 of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when (1) the nature of the charge or gain is such that it is reasonably likely to recur within two years, or (2) there was a similar charge or gain within the prior two years. In this regard, it does not appear that your presentation of the non-GAAP measure “Income from operations before restructuring and loan forgiveness costs, “ complies with the guidance set forth in Item 10 of Regulation S-K as your historical financial statements indicated that you recognized both restructuring and loan forgiveness costs in the recent past and further, according to your restructuring footnote to your consolidated financial statements, expect to recognize additional restructuring charges related to the move of your Ohio facility in the future. Also, note that it is permissible to identify, discuss and analyze such items within the context of your discussion and analysis of your financial condition and results of operations in MD&A (i.e. narrative form). Depending on the nature and materiality of the charge or other items, it will likely be necessary to discuss the nature; significant to the investor in evaluating your financial condition and or results of operations; and whether such charges relate to material known trends, events or uncertainties that must be disclosed.

Further, you disclose that the Non-GAAP information is used by management in monitoring and evaluating the ongoing performance of each of your business segments. In this regard, please tell us why the Non-GAAP information is not included in Note 10 (Business Segments) to your interim financial statements as a measure reported to your chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing segment performance. If the measures in MD&A are included as segment disclosures in accordance with SFAS No. 131, please revise Note 10 in future filings to include the segment measures in addition to a reconciliation of those segment measures to consolidated amounts determined in accordance with GAAP. In addition, please delete the per share information included in the table as it is not presented in accordance with GAAP. Refer[ence] is made to the guidance in FR-65 and the staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” maintained on the Commissions’ website at www.sec.gov and tell us how you plan to revise your presentation in future filings.

RESPONSE

We have used a non-GAAP performance measure to more accurately disclose our income from operations as a result of two separate, non-recurring events, each of which required charges to be taken during more than one reporting period. Our non-GAAP financial measure was not used to eliminate the effect of recurring items by describing them as non-recurring.

First, during the fourth quarter of 2003, we committed to a restructuring program to achieve cost savings in our friction products segment and to expand our friction products business by moving operations at our Brook Park, Ohio location to a new production facility in Catoosa, Oklahoma.  As stated in our financial statements and the notes related thereto, we incurred restructuring costs primarily related to planning, severance and moving costs for the year ended December 31, 2004 and the three months ended March 31, 2005 that were recorded in "Restructuring costs" in our Consolidated Statements of Income for each respective period.  We also incurred additional costs, primarily severance, that we reported as "Restructuring costs" in our Consolidated Statements of Income for the three and six month periods ended June 30, 2005 and incurred inventory-related costs which are included in "Costs of sales" in our Consolidated Statements of Income for the three and six month periods ended June 30, 2005.

All of the costs we incurred are related to the one-time move of one of our friction product facilities from Ohio to Oklahoma.  The move to Oklahoma has been a significant undertaking that has necessitated charges to be incurred by us over a two-year period.  With respect to future filings until the move to Oklahoma is completed, we intend to use a non-GAAP financial measure to present our income from operations for such periods because we expect to incur related restructuring costs through the end of fiscal year 2005.  We have not incurred any restructuring costs in the fiscal years ending December 31, 2002 or 2003.

The loan forgiveness expense resulted from a one-time, non-recurring action taken by our compensation committee approving the forgiveness of the shareholder notes of two of our senior executive officers. The action required the full forgiveness of the shareholder notes by July 1, 2005 if specific operating targets were met. We achieved these targets in the first quarter of 2004 and, accordingly, the compensation committee of our Board of Directors forgave a portion of the notes as of March 31, 2004. The remaining balance of the notes was forgiven as of March 31, 2005 utilizing similar specified operating targets. As of March 31, 2005, the entire loan balance with the senior executive officers had been forgiven.

Because the two events that gave rise to our use of the non-GAAP financial measure were non-recurring and did not constitute a pattern, we believe our use of the non-GAAP financial measure is in compliance with Item 10 of Regulation S-K and Answers 8 and 9 of the staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” maintained at the SEC’s website at www.sec.gov, even though the charges related directly to these two events occurred in more than one reporting period. Both events have a distinct start date - the commencement of the move and the act of the compensation committee to forgive the notes - and end date - the completion of the move and the forgiveness in full of the notes - and therefore will not recur.

In addition, we believe that the presentation of this non-GAAP financial measure presents a meaningful analysis of our financial performance as it facilitates our shareholders’ (and our management’s) understanding of isolated factors impacting that performance. Accordingly, we believe that the use of this non-GAAP performance measure places these non-recurring events into perspective and are important to our management, investors and analysts. In addition, our chief operating decision makers use this measure in monitoring and evaluating both our overall performance and the ongoing performance of each of our business segments. We used this non-GAAP financial measure in our Form 10-Q for the period ended September 30, 2005 and intend to continue to use this non-GAAP financial measure in our future earnings releases and periodic filings, including our presentation of adjusted income from operations as permitted by Regulation G and Item 10 of Regulation S-K, until the restructuring program is complete and all periods presented no longer contain the impact of the non-recurring events. In future filings, we will include additional disclosure in our MD&A regarding the nature of such charges, their non-recurring nature, their significance to an investor in evaluating our financial condition and results of operations and whether such charges relate to material known trends, events or uncertainties that must be disclosed. For example, on page 22 of our Form 10-Q for the period ended September 30, 2005, we have included such additional disclosure.

In future filings, we will also revise the note captioned “Business Segments,” to include the non-GAAP financial measures and corresponding disclosure contained elsewhere in our periodic filings. Please see page 12 of our Form 10-Q for the period ended September 30, 2005 for this additional disclosure. For the information of the staff, we have also disclosed in our earnings release for the third quarter of 2005 dated November 1, 2005 the non-GAAP financial measure adjusted income from operations in our Segment data financial schedule. In addition, in our Form 10-Q for the period ended September 30, 2005, we have deleted, and in future filings we will delete, the per share information previously included in the reconciliation table contained in our MD&A.

Cash Flows

5. Reference is made to page 27 of your Form 10-Q for the quarter ended March 31, 2005 with respect to the working capital metrics used by management. We note that both metrics, number of days sales outstanding in accounts receivable and inventory turnover, as of March 31, 2005 increased by 9 and 4 days, respectively, as compared to December 31, 2004. However, little if any,  discussion has been provided regarding the context of our underlying reason(s) for the change.  In this regard, please describe for us the reasons for the increase in both number of days sales outstanding in accounts receivable and inventory turnover as of March 31, 2005 and management’s analysis of such change. Further, in future filings, please disclose the reasons for the changes or lack thereof, with respect to the metrics used by management which are material to an investor’s understanding or your business.

RESPONSE

The increase in our "Average number of days sales in accounts receivable" disclosed in our Selected Measures of Liquidity and Capital Resources from Continuing Operations contained in our Form 10-Q for the periods ended March 31, 2005 and June 30, 2005 is primarily a reflection of increased sales to our foreign customers.  The provisions for payment in countries in Europe and Latin America contain longer payment terms than the provisions for payment on sales generated in the United States.  In addition, our customers often hold payment of our accounts receivable until the last practicable date.

The increase in the "Average number of days sales in inventory" disclosed in our Selected Measures of Liquidity and Capital Resources from Continuing Operations contained in our Form 10-Q for the periods ended March 31, 2005 and June 30, 2005 is a result of our effort to produce sufficient quantities of inventory to satisfy our customer requirements during the relocation of one of our friction products facilities from Ohio to Oklahoma.

For the information on the staff, we have disclosed in our earnings release for the first, second and third quarters of 2005 dated May 3, 2005, August 2, 2005, and November 1, 2005, respectively, and in the "Cash Flow" section of our MD&A in our Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005 with the SEC that our net working capital has been impacted by increased inventory requirements to support our facility's move to Oklahoma.

In future filings, we will disclose in greater detail the reasons for changes with respect to the metrics our management uses which are material to an investor’s understanding of our business. This detail is set forth on page 32 of our Form 10-Q for the period ended September 30, 2005.

Acknowledgment

Per your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Hawk set forth in this letter, please do not hesitate to contact me at 216-861-3553.

Sincerely,

Hawk Corporation

By:	/s/Joseph J. Levanduski
Joseph J. Levanduski
Its: Vice President - Chief Financial Officer

cc:	Mr. Ronald E. Weinberg, Chairman of the Board, Chief Executive Officer and President
Members of the Audit Committee
Mr. Thomas A. Gilbride, Vice President - Finance